EXHIBIT 99.5

Liminal BioSciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Liminal BioSciences Inc.
440 Armand-Frappier Blvd., Suite 300
Laval (Québec) H7V 4B4

(“Liminal BioSciences” or the “Company”)

Item 2 -Date of Material Change

October 30, 2020

Item 3 -News Release

A press release announcing the material change referred to in this report was issued by Liminal BioSciences on October 30, 2020 and disseminated on newswires in Canada and United States.

Item 4 -Summary of Material Change

Liminal BioSciences Announces Private Placement Financing of USD$30 Million.

Item 5 -Full Description of Material Change

Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”) announced that it has entered into a private placement led by an undisclosed leading U.S. public investment fund specializing in life sciences as well as an existing investor, Structured Alpha LP, providing for the purchase of approximately USD$30 million of its common shares, warrants to purchase common shares of the Company and pre-funded warrants to purchase common shares of the Company (before deducting fees to the placement agent and other offering expenses payable by the Company and not including any proceeds from the exercise of warrants). Liminal will offer 5,757,894 common shares, along with accompanying warrants to purchase one common share for each common share purchased by an investor, and 557,894 pre-funded warrants to purchase one common share, along with accompanying warrants to purchase one common share for each pre-funded warrant purchased by an investor. The warrants will be exercisable immediately upon issuance, in whole or in part, at an exercise price of $5.50 per share for a term of five years and the pre-funded warrants will be exercisable immediately upon issuance, in whole or in part, at an exercise price of $0.001 per share for a term of five years. The closing of the private placement is expected to occur on or about November 3, 2020, subject to customary closing conditions.

The Company intends to use the net proceeds from this private placement, together with existing cash resources at September 30, 2020 of CAD$36.0 million, to primarily fund clinical development of fezagepras and the ongoing review by the US Food and Drug Administration (FDA) of the BLA for Ryplazim® (plasminogen), as well as for working capital and other general corporate purposes.

Piper Sandler is acting as sole placement agent for the private placement.

The securities sold in the offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company has agreed to file a resale registration statement with the Securities and Exchange Commission (the “SEC”) within 30 days of the closing of the offering for purposes of registering the resale of the common shares issuable in connection with the offering and the common shares underlying the warrants and pre-funded warrants issuable in the offering.

This notice does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 -	Omitted Information

Not applicable.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@liminalbiosciences.com

Item 9 -	Date of Report

November 2, 2020